UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

J. C. PENNEY COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-15274	26-0037077
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6501 Legacy Drive Plano, Texas	75024-3698
(Address of principal executive offices)	(Zip code)

 Janet Link
Executive Vice President,
General Counsel
(972) 431-1000
 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report filed for the calendar year ended December 31, 2015 is available at http://ir.jcpenney.com/phoenix.zhtml?c=70528&p=irol-govCSR.

Conflict Minerals Report

A Conflict Minerals Report for the calendar year ended December 31, 2015 is filed herewith as Exhibit 1.01.

Item 1.02 Exhibit

The Conflicts Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

J. C. Penney Company, Inc.

By: /s/ Janet Link	May 31, 2016
Janet Link	(Date)
Executive Vice President,
General Counsel

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2015